GALIANO GOLD INC.

(formerly Asanko Gold Inc.1)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2020 and 2019

(Expressed in United States dollars)

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1 The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of November 5, 2020 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company changed its name from Asanko Gold Inc. to Galiano Gold Inc., following approval of the name change by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

1. Overview of the business

Galiano holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and gold exploration tenements (collectively the "joint venture" or "JV") on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV. Gold Fields Limited ("Gold Fields") owns a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American ("NYSE") under the symbol "GAU".

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current capacity of 5.4 million tonnes per annum ("Mtpa").

In conjunction with the Company's filing of a base shelf prospectus in Q2 2020, the Company filed an updated Life of Mine plan entitled National Instrument 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated) dated June 9, 2020 with information as of February 15, 2020 (the "2020 LOM Plan").  The report can be found on SEDAR, www.sedar.com, and on the Company's website at www.galianogold.com.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

2. Highlights and key business developments

Q3 2020 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

COVID-19 Update

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM recently procured a polymerase chain reaction ("PCR") testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, on-site accommodations have been modified to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM's operations have been able to continue uninterrupted in all material respects with all confirmed cases cleared and those employees resuming normal duties after completing a two-week regulatory isolation. The Company's offices in Vancouver and Accra are observing local regulations and open with restrictions and protocols in place. The Company's Johannesburg office remains closed, and staff are working remotely.

The AGM has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

Operating highlights of the AGM (on a 100% basis)

  There were no lost-time injuries ("LTI") and two total recordable injuries ("TRI") reported during the quarter. LTI frequency rate ("LTIFR") and TRI frequency rate ("TRIFR") per million employee hours worked were nil and 0.72, respectively, for the quarter.

  Quarterly gold production of 48,974 ounces. Lower production (relative to H1 2020) was a result of lower head grade driven by the planned shift in ore sources to the Akwasiso and Esaase pits, as the higher-grade Nkran deposit completed its second phase of mining in Q2 2020. The AGM also placed higher reliance on lower grade stockpiles to augment primary feed as the Esaase and Akwasiso deposits were developed for sustainable ore production.

  Ore mined during Q3 2020 totaled 1.0Mt, at an average mined grade of 1.4 grams per tonne ("g/t") and a total strip ratio of 11.8:1.  The increase in strip ratio from Q2 2020 was due to waste mining at Esaase and Akwasiso .

  Completed a 33-hole drilling program at the Nkran pit to confirm and improve confidence in the Mineral Reserve estimate for the third phase of mining and tested the extent of mineralization below the proposed Cut 3 pit shell with positive results (see "3.4 Development and exploration update").

  The processing plant continued to operate above design with a quarterly milling performance of 1.5Mt (annualized 6Mt per annum), at an average plant feed grade of 1.1 g/t.

  Gold recovery of 93% continued to exceed design despite lower feed grade during the quarter.

  The AGM incurred operating cash costs per ounce2  of $1,150, total cash costs per ounce2 of $1,244 and all-in sustaining cost2 ("AISC") of $1,488 per ounce in Q3 2020. The increase in total cash costs per ounce2 from Q2 2020 was primarily due to higher waste stripping at the Esaase and Akwasiso pits.  AISC2 were also relatively higher than Q2 2020 due to higher royalty costs associated with an increase in the gold price, as well as higher general and administration ("G&A") costs associated with one-off COVID-19 related expenses and the completion of a lift on the tailings storage facility. All unit cost metrics were also impacted by relatively lower gold sales volumes in Q3 2020 which had the effect of increasing costs on a per ounce basis.

  Year to date, the company has produced 184,333 ounces of gold and maintains full year production guidance of 225,000 and 245,000 ounces while AISC2 year to date averaged $1,094 per ounce.  Full year AISC2 is expected to slightly exceed the guidance range of $1,000 to $1,100 per ounce, as certain factors continue to put pressure on cost performance. These factors include higher royalty expense associated with the positive gold price environment, as well as costs associated with the JV’s COVID-19 measures.

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2 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  Q3 2020 gold sales of 53,975 ounces generated $100.5 million of gold sales proceeds at an average realized gold price of $1,861 per ounce, an increase of $9.4 million from Q3 2019. Revenue for Q3 2020 amounted to $100.7 million and included by-product sales of $0.3 million.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $83.3 million in Q3 2020, an increase of $3.4 million from Q3 2019. The increase in cost of sales was primarily due to higher operating cash costs (refer to discussion in section 3.1(e)) and royalty expense arising from improvement in the gold price during Q3 2020 compared to Q3 2019.  These factors were partly offset by a decrease in gold ounces sold in Q3 2020 compared to Q3 2019 and a reduction in depreciation and depletion expense.

  Income from mine operations amounted to $17.4 million in Q3 2020, compared to $11.2 million in Q3 2019 primarily due to an improvement in realized gold prices.

  The JV's income from operations amounted to $12.4 million for the quarter, compared to $6.6 million in Q3 2019. The improvement in income from operations was primarily due to an increase in mine operating income.

  Net income after tax for the quarter totaled $12.4 million compared to $5.1 million in Q3 2019. The improvement in net income was due to the above-mentioned increase in income from operations and the fact that during Q3 2019 the AGM recognized a $3.1 million mark-to-market loss on gold hedging instruments partially offset by a deferred tax recovery of $1.8 million.

  The AGM reported Adjusted EBITDA2 of $24.3 million in Q3 2020 compared to $25.7 million in Q3 2019. The decrease in Adjusted EBITDA2 was primarily driven by higher production costs, partially offset by an increase in realized gold prices during the current period.

  The AGM generated $18.5 million of cash flows from operating activities (after taking into account unfavorable working capital changes of $9.9 million) and negative free cash flow2 of $4.2 million during Q3 2020. This compares to $45.6 million of cash flows from operating activities and $13.9 million of free cash flow2 during Q3 2019. The reduction in free cash flow2 was the result of a $25.3 million unfavorable increase in cash invested in non-cash working capital when comparing Q3 2020 to Q3 2019 and a $3.7 million decrease in income from operations (excluding depreciation and depletion). These factors were partly offset by a $7.7 million decrease in cash flows associated with capital expenditure from Q3 2019 to Q3 2020 and a $1.3 million reduction in mining services and contractor lease payments.

  As at September 30, 2020, the JV had cash on hand of $43.3 million, $16.3 million in receivables from gold sales and $4.3 million in gold on hand, with a revolving credit facility ("RCF") of $30.0 million from the Rand Merchant Bank ("RMB") fully drawn.

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q3 2020:

  The Company reported net income after tax of $3.2 million in Q3 2020 compared to a net loss of $147.5 million in Q3 2019. The improvement in earnings during Q3 2020 was predominantly due to the fact that the Q3 2019 net loss included a $128.3 million impairment recognized on the Company's equity investment in the AGM JV, as well as a $20.0 million negative fair value adjustment on the Company's redeemable preference shares, both of which were associated with the update to the AGM Life of Mine ("LOM") plan.  Additionally, the improvement in earnings in Q3 2020 was also partly due to an increase in the Company's 45% interest in the net earnings of the JV which totaled $5.6 million for the quarter. These factors were partly offset by restructuring costs recorded in Q3 2020 associated with the intended closure of the Company's Johannesburg office (see "Management changes").

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

  Adjusted EBITDA2 for Q3 2020 amounted to $6.5 million, compared to $9.4 million in Q3 2019. The decrease in Adjusted EBITDA2 was primarily a result of an increase in the AGM's total cash costs1 and increase in corporate G&A expense associated with the intended closure of the Company's Johannesburg office.

  Cash used in operating activities in Q3 2020 was $3.0 million, compared to $3.5 million in Q3 2019. The decrease in cash used in operations was due to a reduction in the amount of cash invested in working capital during Q3 2020, partly offset by higher corporate G&A expense.

  The Company continues to maintain a strong balance sheet with cash on hand of $63.5 million and $2.9 million in receivables, while the Company remains debt-free.

  The Company published its 2019 Sustainability Report on July 17, 2020.

Management Changes

On August 17, 2020, the Company announced that Mr. Matt Badylak had been appointed Executive Vice President and Chief Operating Officer.  Mr. Badylak is based in the Company's head office in Vancouver. Following the appointment of Mr. Badylak, the Company initiated a process whereby the majority of the Company's technical services will be systematically migrated from the Company's Johannesburg office to Vancouver. As part of the process, the Company appointed Mr. Eric Chen as Vice President, Mineral Resources and Ms. Victoria Bleppony as Vice President, Mining during the quarter. Once this migration is complete, the role of Senior Vice President, Technical Services is expected to be made redundant.

Directors Compensation

The Company has agreed in principle to the grant of 1,000,000 cash-settled phantom share units to Mr. Paul Wright as Chairman of the Board. The units will vest three years from the grant date, but will only become payable upon Mr. Wright’s departure from the Board or upon a change of control of the Company, in an amount equal to the value of 1,000,000 common shares as at Mr. Wright’s departure date or date of change of control.

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and nine months ended September 30, 2020 and 2019, unless otherwise noted.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	958	1,105	4,229	3,666
Waste tonnes mined (000 t)	11,321	6,372	26,499	20,763
Total tonnes mined (000 t)	12,279	7,477	30,728	24,429
Strip ratio (W:O)	11.8	5.8	6.3	5.7
Average gold grade mined (g/t)	1.4	1.5	1.5	1.5
Mining cost ($/t mined)[3]	3.13	4.48	3.49	4.63

Ore tonnes milled (000 t)	1,467	1,439	4,505	4,037
Average mill head grade (g/t)	1.1	1.4	1.4	1.5
Average recovery rate (%)	93%	94%	94%	94%
Processing cost ($/t treated)	10.80	10.42	10.53	10.94

Gold produced (ounces)	48,974	62,440	184,333	184,932
Gold sold (ounces)	53,975	63,009	183,152	182,767

Silver produced (ounces)	10,166	11,248	36,487	33,042
Silver sold (ounces)	10,217	12,440	36,151	37,415

Operating cash costs ($ per gold ounce)[2]	1,150	799	804	772
Total cash costs ($ per gold ounce)[2]	1,244	872	887	839
All-in sustaining costs ($ per gold ounce)[2]	1,488	1,179	1,094	1,163

3 For the nine months ended September 30, 2019, mining cost per tonne excluded a provision for a one-time contract termination fee.

a) Health and Safety

There were no LTIs and two TRIs reported during the quarter. The AGM's LTIFR and TRIFR for the three months ended September 30, 2020 amounted to nil and 0.72 per million employee hours worked, respectively.

b) Community Engagement and Environment

The JV supports a number of socio-economic development programs in its stakeholder communities. Current efforts in 2020 have seen the completion of training and the development of an operational manual for the Board of Trustees overseeing a local foundation which will complement existing community investment programs. In addition, a needs assessment and project solicitation process has been conducted in the JV's stakeholder communities, identifying needs related to a community center, electrical supply and  teachers' quarters. The JV also supported the development of a new hospital at Esaase which was recently completed. Collaboration is underway with an international non-profit organization to support the supply of hospital beds and equipment, while a donation of medicines and supplies is underway through a continued partnership with Health Partners International of Canada and a list of needs from the various beneficiary local medical facilities has been organized. As the COVID-19 situation in the stakeholder communities continues to evolve, the Company has undertaken a proactive approach to support these communities. This includes working closely with the regional health care providers and donating hygiene and personal protective equipment for 22 senior and junior high schools. This is being done to help prevent the spread of the virus for those students attending classes so they can complete their respective academic activities for the year.

The Company has various feedback mechanisms in place at the AGM and the stakeholder communities which enable the JV's workforce, local residents, other groups and individuals to come forward to raise issues of concern. These concerns are then fully investigated by the JV and subsequently addressed. The grievance mechanism process at the AGM is aligned with the International Finance Corporation Performance Standards 1, United Nations Guiding Principles effectiveness criteria, as well as with Ghanaian regulations.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The Company has completed training at the AGM for its private security forces as well as nearby public security forces in the Voluntary Principles for Security & Human Rights.

The AGM became a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold during Q2 2020 and expects to undertake an external certification audit in 2021. The JV has commenced its community plastic recycling program and waste segregation on-site has commenced. An Environmental Protection Agency-licensed plastic waste recycling company has been selected to coordinate pick-ups at the AGM and stakeholder communities. A greenhouse gas baseline audit was completed earlier this year, allowing the JV to continuously strive to improve energy efficiency at the AGM.

The Company published its 2019 annual sustainability report on July 17, 2020. This report summarized the JV's performance highlights in the areas of health and safety, environmental stewardship, climate change adaptation, governance, human rights, contributing to community, our people, and stakeholder engagement. The report outlines the JV's sustainability goals at the AGM for 2020, some of which may be impacted by COVID-19. The report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

c) Mining

During the quarter, the AGM sourced ore from the Akwasiso and Esaase Main and South pits, as well as run-of-mine ("ROM") stockpiles. In Q3 2020, the Esaase pits collectively delivered 0.5Mt of ore at a gold grade of 1.4g/t and a strip ratio of 14.8:1 while operations progressed waste mining of Cut 2 at Esaase Main.

Operations on Cut 2 at Akwasiso continued during the quarter with mining activities focused on waste stripping (a total of 3.3Mt waste tonnes mined). Akwasiso contributed 0.4Mt of ore during the quarter at a gold grade of 1.3g/t.

Going forward, until the development of alternative ore sources, the mine will source ore primarily from Esaase and Akwasiso, while mill feed will be augmented, where necessary, with run-of-mine stockpile material.

Mining cost per tonne for Q3 2020 was $3.13 compared to $4.48 during Q3 2019, a decrease of 30%. The lower mining cost per tonne in Q3 2020 was predominantly due to volume differences as higher total tonnes mined during Q3 2020 which had the effect of decreasing fixed mining cost on a per unit basis. As well, a higher proportion of mined tonnes were sourced from Esaase (as opposed to Nkran in Q3 2019), which attracts a lower relative unit cost. The lower mining cost per tonne in Q3 2020 was also due to a reduction in fuel and other supply surcharges from mining contractors.  These factors were offset by an increase in grade control drilling costs in Q3 2020.

At Esaase, intensive grade control drilling was complemented by rigorous pit mapping, drill hole relogging and reprocessing of previous geophysical data in an effort to derive a more nuanced appreciation of the geological controls on mineralization and to better define the higher grade variability observed in the areas mined during the quarter. In Q3 2020, the AGM continued to advance a study to refine the structural, geological and mineralization models for Esaase. In addition, investigations are underway to examine the modeling methodologies and most appropriate data density required to further understand the grade distribution within the Esaase deposit. This work will continue in Q4 2020 and H1 2021 with the goal to improve reconciliation between the Mineral Resource Estimate and the grade control model.

d) Processing

The AGM produced 48,974 ounces of gold during Q3 2020, as the processing plant achieved milling throughput of 1.5Mt ore processed at a grade of 1.1g/t and metallurgical recovery averaging 93%. Mill feed grades were lower in Q3 2020 compared to prior quarters due to the focus on progressing waste mining at Akwasiso and Esaase, resulting in lower ore yield and more reliance on lower grade stockpiled ore.

Processing cost per tonne for Q3 2020 was $10.80 compared to $10.42 during Q3 2019, an increase of 4%. The marginal increase in processing cost per tonne from Q3 2019 to Q3 2020 was primarily due to higher maintenance costs and consumables consumption (including replacement of conveyor belt liner). These factors were partly offset by rate reductions provided by the Government of Ghana on electricity rates in response to the COVID-19 pandemic, which reduced the AGM's per unit power costs for the quarter.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

e) Total cash costs and AISC (for the AGM on a 100% basis)

For the three months ended September 30, 2020, total cash costs per ounce2 was $1,244/oz, compared to total cash costs per ounce during the three months ended September 30, 2019 of $872/oz. Total cash costs were higher in Q3 2020 relative to Q3 2019 primarily due to higher production costs arising from an increase in waste tonnes mined (resulting in higher load and haul costs), the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant ($22/oz increase for the quarter). In addition, total cash cost per ounce2 was impacted by a negative NRV adjustment to stockpile inventory in Q3 2020, the cash cost component of which represented an increase in production costs of $5.9 million, compared to an NRV adjustment in Q3 2019 where $1.9 million was recorded to production costs.  Total cash costs per ounce2 was also impacted by a higher royalty expense arising from improvement in the gold price during Q3 2020 compared to Q3 2019.

Relative to Q2 2020, total cash costs per ounce2 were higher in Q3 2020, increasing by 54% from $807/oz to $1,244/oz. The increase in total cash costs per ounce2 from Q2 2020 was primarily due to higher production costs arising from a 29% increase in total tonnes mined and the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis. Additionally, as mentioned above, an NRV adjustment on stockpiled inventory in Q3 2020 resulted in an increase to production costs of $5.9 million, whereas in Q2 2020 the AGM recognized a $1.2 million NRV adjustment (net $87/oz increase). These factors were partly offset by incremental cash costs associated with the COVID-19 pandemic incurred in Q2 2020 relating to overtime pay and pay in lieu of leave and increased cost transporting doré to the JV's primary refiner in South Africa during a time that Ghana restricted cross-border commercial travel.

For the three and nine months ended September 30, 2020, AlSC2 for the AGM amounted to $1,488/oz and $1,094/oz, respectively, compared to AISC2 of $1,179/oz and $1,163/oz for the three and nine months ended September 30, 2019, respectively. The increase in AlSC2 from Q3 2019 to Q3 2020 was predominantly due to a $372/oz increase in total cash costs as discussed above and a $54/oz increase in sustaining capital expenditures (relating to raising the height of the tailings storage facility). Also, the impact of lower gold sales volumes in Q3 2020 had the effect of increasing fixed costs on a per unit basis. These factors were partly offset by a $100/oz decrease in sustaining capitalized stripping costs (Q3 2019 included stripping costs associated with the western portion of the Cut 2 pushback at Nkran) and a $18/oz decrease in lease payments made to the AGM's services and mining contractors.

Relative to Q2 2020, AlSC2 for Q3 2020 increased from $1,067/oz to $1,488/oz, an increase of 39%. Total cash costs per ounce2 were $436/oz higher in Q3 2020, while the AGM's G&A expense increased by $13/oz and capitalized stripping costs increased by $12/oz in Q3 2020 due to the advancement of waste mining activities on Cut 2 at the Akwasiso and Esaase Main pits. AISC2 was also negatively impacted by lower gold sales volumes in Q3 2020 which had the effect of increasing fixed costs on a per unit basis. Partly offsetting these factors was a $49/oz decrease in sustaining capital expenditures in Q3 2020 as the majority of the capital expenditure to raise the height of the AGM's tailings storage facility was incurred in Q2 2020.

For the three and nine months ended September 30, 2020, the AGM incurred non-sustaining capital and exploration expenditures of $14.7 million and $34.4 million, respectively, compared to $7.7 million and $17.2 million during the comparative periods in 2019, respectively. Non-sustaining expenditures during Q3 2020 were comprised primarily of $2.6 million of exploration expense associated with the AGM's drilling program (refer to section 3.4 "Development and exploration update") and mineral rights fee accruals, as well as $12.1 million of development capital, which included costs associated with the resettlement of the Tetrem village near Esaase.

3.2 Selected financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three and nine months ended September 30, 2020 and 2019. These results are presented on a 100% basis. For a complete income statement of the JV, refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019.

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2  See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

Three and nine months ended September 30, 2020 and 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Revenue	100,713	91,164	307,026	243,894
Cost of sales:
Production costs	(63,454)	(50,721)	(149,514)	(146,652)
Depreciation and depletion	(14,803)	(24,665)	(40,486)	(64,840)
Royalties	(5,035)	(4,559)	(15,351)	(12,306)
Income from mine operations	17,421	11,219	101,675	20,096

Exploration and evaluation expenditures	(2,630)	(2,438)	(6,435)	(3,873)
Finance expense	(890)	(3,913)	(2,112)	(7,810)

Net income before tax for the period	12,426	3,273	89,972	4,615
Income tax recovery	-	1,823	-	-
Net income after tax for the period	12,426	5,096	89,972	4,615

Average realized price per gold ounce sold ($)	1,861	1,443	1,673	1,343
Average London PM fix ($)	1,909	1,472	1,735	1,364
All-in sustaining costs ($ per gold ounce)[2]	1,488	1,179	1,094	1,163
All-in sustaining margin ($ per gold ounce)[2]	373	264	579	180
All-in sustaining margin ($'000)[2]	20,133	16,634	106,045	32,898

Revenue

During Q3 2020, the AGM sold 53,975 ounces of gold at an average realized gold price of $1,861/oz for total revenue of $100.7 million (including $0.3 million of by-product revenue). During Q3 2019, the AGM sold 63,009 ounces of gold at an average realized gold price of $1,443/oz for total revenue of $91.2 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function of the 29% improvement in average realized gold prices, partly offset by a 14% decrease in sales volumes in Q3 2020.

During the nine months ended September 30, 2020, the AGM sold 183,152 ounces of gold at an average realized gold price of $1,673/oz for total revenue of $307.0 million (including $0.7 million of by-product revenue). In the comparative period of 2019, the AGM sold 182,767 ounces of gold at an average realized gold price of $1,343/oz for total revenue of $243.9 million (including $0.6 million of by-product revenue and presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment ("MPP&E")). The increase in revenues during 2020 was therefore a function of a 25% improvement in average realized gold prices.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of September 30, 2020, 1,022,525 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2019 - 839,373 ounces).

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2 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

Production costs and royalties

During Q3 2020, the AGM incurred production costs of $63.5 million, compared to $50.7 million in Q3 2019. Production costs were higher in Q3 2020 due to higher operating cash costs per ounce2, which included an NRV adjustment to stockpile inventory which resulted in $5.9 million being charged to production costs; whereas, in Q3 2019, $1.9 million was recorded to production costs relating to NRV adjustments on stockpile inventory. This was partly offset by lower sales volumes in Q3 2020.

During the nine months ended September 30, 2020, the AGM incurred production costs of $149.5 million, compared to $146.7 million for the nine months ended September 30, 2019. Production costs in 2020 were marginally higher than 2019 due to higher operating cash costs per ounce2 resulting from an increase in total tonnes mined and higher labour and doré transportation costs due to COVID-19. Firstly, labour costs increased as the AGM requested employees to stay on-site for the majority of Q2 2020 in an attempt to prevent the spread of COVID-19 through restricted travel, resulting in an increase in overtime pay and pay in lieu of leave. Secondly, the AGM incurred increased costs transporting its bullion to the JV's primary refiner in South Africa during a time that Ghana restricted cross-border commercial travel. These factors were partly offset by the recording of a one-time $3.7 million gain in Q2 2020 on the derecognition of a mining contractor services lease agreement and a reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $6.3 million was credited to production costs.  In the comparative period of 2019, a downward net realizable value adjustment on stockpile inventory was recorded, of which $8.6 million was recorded as production costs.

Production costs for the three and nine months ended September 30, 2020 were reported net of stripping costs of $8.7 million and $14.3 million (three and nine months ended September 30, 2019 - $10.3 million and $33.7 million, respectively). Stripping costs are deferred to mineral properties in accordance with the AGM's accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM's Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $5.0 million and $15.4 million for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $4.6 million and $12.3 million, respectively). Royalty expense was higher in 2020 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for Q3 2020 amounted to $14.8 million (including $1.9 million of depletion associated with previously capitalized deferred stripping cost) as a result of 1.0Mt of ore mined during the quarter, including $5.7 million of depreciation that was previously capitalized to the cost of stockpiled inventories but expensed during the period as the AGM drew down on its stockpiles. This compares to depreciation and depletion of $25.0 million for Q3 2019 (which included $8.4 million of depletion associated with previously capitalized deferred stripping costs) when 1.1Mt of ore was mined during the comparative period, of which $0.3 million allocated to the cost of inventories during the period. Depreciation and depletion expense decreased from Q3 2019 to Q3 2020 due to the recording of a $289.6 million impairment as at December 31, 2019 (associated with the AGM's Life of Mine plan update), of which $260.4 million was allocated to MPP&E and had the effect of reducing the depreciable asset cost base.  Additionally, the 13% decrease in ore tonnes mined from Q3 2019 to Q3 2020 resulted in lower depreciation. This was partly offset by a reduction in the global gold mineral reserves of the AGM (associated with the 2020 LOM Plan), resulting in a decrease in the total gold mineral reserves over which the MPP&E asset cost base is depreciated.

Depreciation and depletion expense for the nine months ended September 30, 2020 amounted to $40.5 million, including $16.8 million of depletion associated with previously capitalized deferred stripping cost, as a result of 4.2Mt of ore mined during the period, including $0.5 million of depreciation that was previously capitalized to the cost of stockpiled inventories but expensed during the period as the AGM drew down on its stockpiles. This compares to depreciation and depletion of $68.4 million for the nine months ended September 30, 2019 (which included $22.9 million of depletion associated with previously capitalized deferred stripping costs) when 3.7Mt of ore was mined during the comparative period, of which $3.6 million of depreciation expense was allocated to the cost of inventories during the period.  The decrease in depreciation expense from 2019 to 2020 was primarily due to the recording of a $289.6 million impairment as at December 31, 2019, partly offset by a reduction in the global gold mineral reserves of the AGM (as discussed above) and a 15% increase in ore tonnes mined from 2019 to 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

Exploration and evaluation expenditures

During Q3 2020, the AGM incurred exploration expenditure of $8.3 million, $2.6 million of which was expensed through the P&L as exploration and evaluation ("E&E") expenditures, compared to $2.4 million of E&E expenditures expensed in Q3 2019.  For the nine months ended September 30, 2020, the AGM incurred exploration expenditures of $14.6 million, $6.4 million of which was expensed as E&E expenditures, compared to $3.9 million expensed in the comparative period of 2019.

The increase in E&E expenditures for both periods was primarily related to drilling programs in line with the Company's exploration strategy and expanded exploration program (see 3.4 "Development and exploration update").

Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US dollars)	2020	2019	2020	2019
Realized and unrealized losses on gold hedging instruments	-	(3,099)	-	(5,614)
Interest on lease liabilities	(149)	(592)	(636)	(1,510)
Accretion charges on asset retirement provisions	(126)	(201)	(376)	(631)
Interest and fees associated with revolving credit facility	(408)	-	(841)	-
Other	(207)	(21)	(259)	(55)
Total finance expense	(890)	(3,913)	(2,112)	(7,810)

Finance expense in Q3 2020 decreased by $3.0 million compared to Q3 2019 as Q3 2019 included a $3.1 million mark-to-market loss on gold hedging instruments. There was also a decrease in interest expense on IFRS 16 mining contractor lease liabilities due to a reduction in the number of leases outstanding and unwinding of interest over the lease term ($0.4 million decrease). This was partly offset by $0.4 million of interest expense and other fees associated with the AGM's $30.0 million RCF that was fully drawn at the end of Q1 2020.

For the nine months ended September 30, 2020, finance expense decreased by $5.7 million compared to the comparative period in 2019.  The reduction in finance expense was primarily due to the fact that the 2019 period included a $5.6 million mark-to-market loss on gold hedging instruments. Interest expense on lease liabilities also reduced by $0.5 million for the reasons mentioned above. This was partly offset by a $0.8 million increase in interest expense and other fees associated with the AGM's RCF.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

3.3 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
AGM 100% Basis (in thousands of US dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	28,422	30,177	129,209	75,977
Operating activities	18,526	45,570	104,325	74,935
Investing activities	(18,972)	(26,655)	(46,854)	(50,430)
Financing activities	(4,156)	(5,051)	(57,878)	(9,406)
Impact of foreign exchange on cash and cash equivalents	60	22	(62)	(179)
(Decrease) increase in cash and cash equivalents during the period	(4,542)	13,886	(469)	14,920
Cash and cash equivalents and restricted cash, beginning of period	47,831	22,682	43,758	21,648
Cash and cash equivalents and restricted cash, end of period	43,289	36,568	43,289	36,568

Cash flows from operating activities

During Q3 2020, the AGM generated cash flows from operations of $18.5 million, comprising cash inflows before working capital changes of $28.4 million and outflows from non-cash working capital changes of $9.9 million. Cash outflows from non-cash working capital changes of $9.9 million were primarily the result of a $18.4 million increase in trade and VAT receivables and $0.8 million decrease in accounts payable and accrued liabilities. These factors were partly offset by a $4.9 million decrease in inventories as ore stockpiles were used to augment mill feed during the quarter and $4.5 million decrease in prepaid expenses and deposits.

The decrease in operating cash flows in Q3 2020 compared to Q3 2019 was primarily a result of an unfavorable increase in cash invested in non-cash working capital (due to timing of collection of gold sales) and lower mine operating earnings (excluding depreciation expense).

During the nine months ended September 30, 2020, the AGM generated cash flows from operations of $104.3 million, comprising cash flows before working capital changes of $129.2 million and outflows from non-cash working capital changes of $24.9 million. Cash outflows from non-cash working capital changes of $24.9 million were primarily the result of an $18.0 million increase in inventories, an $8.6 million increase in trade and VAT receivables, and a $3.5 million increase in prepaid expenses and deposits (partly associated with securing supplies of the JV's critical consumables in response to COVID-19). These factors were partly offset by a $5.2 million increase in accounts payable and accrued liabilities.

The increase in operating cash flows for the nine months ended September 30, 2020 compared to the same period in 2019 was primarily a result of higher mine operating earnings (excluding depreciation expense), which was partly offset by cash absorbed in inventories and prepaid expenses (partly associated with securing supplies of the JV's critical consumables in response to COVID-19).  The increase in trade receivables was due to timing of collection of gold sales.

Cash used in investing activities

During Q3 2020, the AGM invested $19.0 million in additions to MPP&E. The total cash expenditure on MPP&E during the quarter included $3.4 million relating to the capitalization of deferred stripping costs ($8.7 million in deferred stripping additions less a $5.3 million increase in payables associated with stripping costs), $3.6 million in sustaining capital, $8.9 million in development capital and $3.1 million in property acquisition costs and exploration costs relating to tenements with defined mineral reserves. Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital related primarily to the Tetrem village relocation adjacent to the Esaase deposit.

The decrease in cash flows invested in MPP&E from Q3 2019 to Q3 2020 was primarily due to lower capitalized stripping costs ($17.0 million decrease) as Q3 2019 included capitalized stripping costs associated with Nkran Cut 2 pushback, and lower sustaining capital ($2.4 million decrease). These factors were partly offset by higher development capital related to the Tetrem village relocation ($3.7 million increase) and the exploration drill programs at the AGM's brownfield exploration targets.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

During the nine months ended September 30, 2020, the AGM invested $47.1 million in additions to MPP&E. The total cash expenditure on MPP&E during the quarter included $7.5 million relating to the capitalization of deferred stripping costs ($14.3 million in deferred stripping additions less a $6.8 million increase in payables relating to stripping costs), $11.5 million in sustaining capital, $22.6 million in development capital and $5.5 million in property acquisition costs and exploration costs relating to tenements with defined mineral reserves (Nkran, Abore, Adubiaso and Akwasiso). Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital related primarily to the Tetrem village relocation near Esaase.

The decrease in cash flows invested in MPP&E for the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower capitalized stripping costs ($24.9 million decrease) as the western portion of the Cut 2 pushback at Nkran began in Q1 2019 (and completed in Q4 2019). This was partly offset by higher development capital related to the Tetrem village relocation ($9.2 million increase), higher sustaining capital expenditures relating to raising the height of the tailings storage facility ($6.6 million increase) and exploration drill programs on Nkran, Abore, Adubiaso and Akwasiso.

Cash used in financing activities

During the three months ended September 30, 2020, $4.2 million of cash used in financing activities related primarily to lease payments of $3.7 million on the JV's services and mining contractor lease agreements.  Additionally, $0.4 million of interest and fees was paid on the RCF during Q3 2020.

During the nine months ended September 30, 2020, $57.9 million of cash used in financing activities related primarily to distributions totaling $75.0 million to the JV partners ($22.5 million distributed in Q1 2020 and $15.0 million distributed in Q2 2020 to each JV partner), which was partly offset by the utilization of the $30.0 million RCF in Q1 2020.

During the first quarter of 2020, the joint venture undertook the proactive step to drawdown the RCF in light of the current economic uncertainty surrounding the COVID-19 pandemic. While the JV's healthy liquidity position did not necessitate the utilization of the credit facility, the Company determined that this was a prudent step to further strengthen the robust financial position during these uncertain times. The JV expects to repay the RCF in full within twelve months of the balance sheet date. During the nine months ended September 30, 2020, financing activities included cash outflows of $0.8 million relating to the payment of interest and standby fees on the RCF.

Financing activities also included $12.1 million in cash outflows for the nine months ended September 30, 2020 relating to the JV's services and mining contractors which are required to be presented within financing activities as principal and interest payments associated with leases contained within the JV's service and lease agreements. Note that as of September 30, 2020, there were $2.9 million in payables relating to the JV's aforementioned lease agreements (December 31, 2019 - $3.7 million).

The decrease in cash flows used in financing activities from Q3 2019 to Q3 2020 related to a reduction in lease payments resulting from fewer outstanding lease agreements.

The increase in cash flows used in financing activities for the first nine months of 2019 compared to 2020 related to the preferred share distributions to the JV partners totaling $75.0 million, partly offset by the $30.0 million drawdown on the JV's debt facility.

Liquidity position

As at September 30, 2020, the JV held cash and cash equivalents of $43.3 million, $16.3 million in receivables from gold sales and $4.3 million in gold on hand. This compares to December 31, 2019 when the JV held $43.8 million in cash and cash equivalents ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in receivables from gold sales and $2.8 million in gold on hand.

In October 2019, the JV entered into a $30.0 million RCF with RMB. The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%.  As at September 30, 2020, the balance drawn under the RCF was $30.0 million (December 31, 2019 - $nil). The JV expects to repay the RCF in full within twelve months of the balance sheet date.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources."

3.4 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

a) Development of the Esaase Deposit

Mining activities at Esaase expanded to include night shift operations in April 2020. Esaase material is being trucked to the processing plant at Obotan using 30-tonne road trucks. Esaase ore currently makes up approximately 50% of the mill feed.

During the quarter, work associated with the resettlement of the Tetrem village continued and the relocation project is expected to be handed over to the community during Q4 2020 and completed in Q1 2021.

b) Production Geology

Grade control drilling for the Akwasiso pit in Q3 2020 recorded a total of 8,570m from 411 holes using reverse circulation ("RC") rigs yielding 5,849 samples for analysis.

For the Esaase operation, grade control drilling focused on the South and Main Pits and included 58,111m from 2,543 holes yielding 49,063 samples for analysis. The grade control drilling was complemented by rigorous in-pit mapping.

c) Exploration

The JV holds a district-scale land package of 21,300 hectares on the Asankragwa Gold Belt. During Q2 2020, Galiano announced the exploration strategy for the JV that was developed in collaboration with the JV partner. The three main focus objectives are:

i) Near term - to replace depletion from mining activity in 2020 and 2021.

ii) Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior overall economics to Cut 3 at Nkran.

iii) To advance exploration targets with +1 million ounce potential to be in production to replace Esaase.

The following exploration programs were undertaken during the quarter to evaluate the current and potential expanded mineralization of each project to improve the mineral resource estimate and to assess the broader potential of each project.

  Abore - located 13km north of the processing plant along the Esaase haul road.  Current resources are planned for mining in 2021.  Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  The JV drilled 5,663 meters of RC drilling and diamond drilling ("DD") during Q2 2020 (refer to the Company's news release dated July 6, 2020) and reported the following drilling highlights:

    Hole 029: 28 meters @ 4.9 g/t gold (from 75m to 103m)

    Hole 024: 6 meters @ 24.3 g/t gold (from 70m to 76m)

    Hole 018: 3 meters @ 11.3 g/t gold (from 48m to 51m)

    Hole 005: 9 meters @ 3.6 g/t gold (from 106m to 115m)

    Hole 013: 16 meters @ 1.9 g/t gold (from 84m to 100m)

The Q2 2020 drill program (3,315 meters of RC drilling and 2,347 meters of DD over 32 holes) appears to have successfully provided infill drilling in the main pit area, targeting an upgrade to Inferred Mineral Resources and improved confidence in Indicated Mineral Resources. In addition, hole 024 delineated an extension of the mineralization to the north end of the main pit with 6 meters at 24.3 g/t gold intercepted and hole 029 also defined an extension of the mineralization in the north pit with 28 meters at 4.9 g/t gold intercepted. Mineralization is open along strike to the north-east of the north pit and a follow up drill program is currently underway.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
  Nkran Cut 3 - The Nkran pit is located immediately adjacent to the 5.4Mtpa processing plant and has been the main source of ore at the AGM since commercial production commenced in 2016. Cut 2 of the open pit operations was depleted at the end of Q2 2020 and in-pit drilling commenced in early July. The JV completed a 33-hole in-pit drilling program during Q3 2020. The program was designed to both confirm and improve confidence in the Mineral Reserve Estimate for the third phase of mining at Nkran as well as test the extent of mineralization below the proposed Cut 3 pit shell. In total, 4,591 meters of RC and DD were completed with key intercepts noted below.

A second drill program consisting of 26 RC drill holes was initiated and completed in Q3 2020. Drilling was designed to test for mineralization in push-back zones, if any, for the proposed Cut 3 waste material, with a potential to improve cash flows during a period of heavy capital investment in the stripping of Cut 3. Mining of Cut 3 is contemplated to start in late 2022.

In addition, a geotechnical drilling and engineering campaign has been initiated targeting the proposed new west wall location for Cut 3. Upon completion of the current drilling and geotechnical work, it is expected that the design of Cut 3 will be finalized and a definitive mine plan and capital cost estimate completed in early 2021.

Highlights of the drilling results for the Nkran in-pit program include:

  Drilling highlights:

    Hole 012: 79 meters @ 4.7 g/t gold (from 1m to 80m) and 80 meters @ 3.9 g/t gold (from 84m to 164m)

    Hole 021: 43 meters @ 3.3 g/t gold (from 1m to 44m)

    Hole 022: 44 meters @ 3.2 g/t gold (from 14m to 58m)

    Hole 023: 62 meters @ 6.1 g/t gold (from 65m to 127m)

    Hole 025: 30 meters @ 21.5 g/t gold (from 128m to 158m)

    Hole 026: 27 meters @ 4.9 g/t gold (from 137m to 164m)

    Hole 028: 27 meters @ 3.7 g/t gold (from 93m to 120m)

  Improved confidence in estimated Indicated Mineral Resources for Cut 3 mine planning.

  Identification of mineralization continuing below the currently planned Cut 3.

Key intercepts in Current Nkran Drill Holes

Hole_ID	From (m)	To (m)	Grade (g/t Au)	Intercept Description
NKRC20-012	1	80	4.7	79m @ 4.7 g/t
NKRC20-012	84	164	3.9	80m @ 3.9 g/t
NKRC20-013	0	2	0.6	2m @ 0.6 g/t
NKRC20-013	35	49	0.6	14m @ 0.6 g/t
NKRC20-014	12	49	1.3	37m @ 1.3 g/t
NKRC20-015	25	28	1.8	3m @ 1.8 g/t
NKRC20-015	34	41	1.8	7m @ 1.8 g/t
NKRC20-015	46	60	1	14m @ 1.0 g/t
NKRC20-016	1	10	0.7	9m @ 0.7 g/t
NKRC20-016	50	62	2.1	12m @ 2.1 g/t
NKRC20-016	66	70	1.3	4m @ 1.3 g/t
NKRC20-016	88	90	0.9	2m @ 0.9 g/t
NKRC20-017	19	23	4.9	4m @ 4.9 g/t
NKRC20-017	32	44	1.4	12m @ 1.4 g/t

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

NKPC20-018	0	5.86	2.2	5.86m @ 2.2 g/t
NKPC20-018	9	20	0.6	11m @ 0.6 g/t
NKPC20-018	40	44.75	6.7	4.75m @ 6.7 g/t
NKPC20-018	50.1	57	1.3	6.9m @ 1.3 g/t
NKPC20-018	81	86	0.8	5m @ 0.8 g/t
NKPC20-018	91.14	97	0.5	5.86m @ 0.5 g/t
NKPC20-018	101	133.15	3.9	32.15m @ 3.9 g/t
NKRC20-019	27	41	1	14m @ 1.0 g/t
NKRC20-019	49	54	0.8	5m @ 0.8 g/t
NKRC20-019	59	63	0.7	4m @ 0.7 g/t
NKRC20-020	3	5	1.5	2m @ 1.5 g/t
NKRC20-021	1	44	3.3	43m @ 3.3 g/t
NKRC20-021	48	51	1.1	3m @ 1.1 g/t
NKRC20-021	62	69	1.2	7m @ 1.2 g/t
NKRC20-022	8	10	2.6	2m @ 2.6 g/t
NKRC20-022	14	58	3.2	44m @ 3.2 g/t
NKRC20-023	1	23	1.5	22m @ 1.5 g/t
NKRC20-023	37	48	1.3	11m @ 1.3 g/t
NKRC20-023	57	61	0.6	4m @ 0.6 g/t
NKRC20-023	65	127	6.1	62m @ 6.1 g/t
NKRC20-023	143	145	1.2	2m @ 1.2 g/t
NKPC20-024	2	18	1.5	16m @ 1.5 g/t
NKPC20-024	60	63	0.5	3m @ 0.5 g/t
NKPC20-024	87.1	97	2	9.9m @ 2.0 g/t
NKPC20-024	103.9	109	1.2	5.1m @ 1.2 g/t
NKPC20-024	117	136	4.2	19m @ 4.2 g/t
NKPC20-024	149	151	3.8	2m @ 3.8 g/t
NKPC20-024	216	219.14	0.9	3.14m @ 0.9 g/t
NKRC20-025	15	22	1.5	7m @ 1.5 g/t
NKRC20-025	71	73	2.4	2m @ 2.4 g/t
NKRC20-025	79	86	2.6	7m @ 2.6 g/t
NKRC20-025	98	102	1.8	4m @ 1.8 g/t
NKRC20-025	128	158	21.5	30m @ 21.5 g/t
NKRC20-026	1	2	0.7	1m @ 0.7 g/t
NKRC20-026	15	36	2.5	21m @ 2.5 g/t
NKRC20-026	40	42	2.4	2m @ 2.4 g/t
NKRC20-026	68	85	1.7	17m @ 1.7 g/t
NKRC20-026	89	99	2.1	10m @ 2.1 g/t
NKRC20-026	114	117	3.1	3m @ 3.1 g/t
NKRC20-026	124	133	2.1	9m @ 2.1 g/t
NKRC20-026	137	164	4.9	27m @ 4.9 g/t
NKRC20-026	179	184	0.6	5m @ 0.6 g/t
NKRC20-026	199	209	3.3	10m @ 3.3 g/t
NKRC20-027	46	49	1.7	3m @ 1.7 g/t
NKRC20-028	48	51	0.8	3m @ 0.8 g/t
NKRC20-028	72	77	0.9	5m @ 0.9 g/t
NKRC20-028	93	120	3.7	27m @ 3.7 g/t
NKRC20-029	14	30	5.2	16m @ 5.2 g/t
NKRC20-029	35	69	1.3	34m @ 1.3 g/t
NKRC20-029	74	81	0.5	7m @ 0.5 g/t
NKRC20-029	120	125	1.1	5m @ 1.1 g/t

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

NKRC20-029	162	166	2.4	4m @ 2.4 g/t
NKRC20-030	46	53	1.6	7m @ 1.6 g/t
NKRC20-030	60	66	1	6m @ 1.0 g/t
NKRC20-030	89	94	1.7	5m @ 1.7 g/t
NKRC20-030	153	155	0.7	2m @ 0.7 g/t
NKPC20-031	59	62.6	3	3.6m @ 3.0 g/t
NKPC20-031	75.2	87.25	1.1	12.05m @ 1.1 g/t
NKPC20-031	93	97.27	0.6	4.27m @ 0.6 g/t
NKPC20-031	106	111	1.6	5m @ 1.6 g/t
NKPC20-031	127	129	1.6	2m @ 1.6 g/t
NKPC20-031	133	136.98	1.3	3.98m @ 1.3 g/t
NKPC20-031	151.1	155	25.3	3.9m @ 25.3 g/t
NKRC20-032	1	7	1.9	6m @ 1.9 g/t
NKRC20-032	12	52	2.9	40m @ 2.9 g/t
NKRC20-033	22	24	0.6	2m @ 0.6 g/t
NKRC20-033	54	58	2.4	4m @ 2.4 g/t
NKRC20-033	71	73	0.9	2m @ 0.9 g/t
NKRC20-033	78	90	2.7	12m @ 2.7 g/t
NKRC20-033	102	105	0.8	3m @ 0.8 g/t
NKRC20-033	112	158	2.5	46m @ 2.5 g/t
NKRC20-033	164	170	1.3	6m @ 1.3 g/t
NKRC20-034	46	49	2.7	3m @ 2.7 g/t
NKRC20-034	85	89	7.9	4m @ 7.9 g/t
NKPC20-035	2	5	0.7	3m @ 0.7 g/t
NKPC20-035	38.7	42	9.7	3.3m @ 9.7 g/t
NKPC20-035	120	125	0.7	5m @ 0.7 g/t
NKPC20-035	130	144	2	14m @ 2.0 g/t
NKPC20-035	147.66	157.9	4.2	10.24m @ 4.2 g/t
NKPC20-035	164	167.94	1	3.94m @ 1.0 g/t
NKRC20-036	63	68	1.2	5m @ 1.2 g/t
NKRC20-036	78	88	2.3	10m @ 2.3 g/t
NKRC20-037	64	68	0.9	4m @ 0.9 g/t
NKRC20-037	79	83	1.2	4m @ 1.2 g/t
NKRC20-038	41	44	1.8	3m @ 1.8 g/t
NKPC20-039	80	82.04	0.8	2.04m @ 0.8 g/t
NKPC20-039	93.13	120	3.4	26.87m @ 3.4 g/t
NKPC20-039	124	136.2	4	12.2m @ 4.0 g/t
NKPC20-039	150.85	153	12.2	2.15m @ 12.2 g/t
NKRC20-040	64	71	0.8	7m @ 0.8 g/t
NKRC20-041	45	48	1.7	3m @ 1.7 g/t
NKRC20-043	46	59	0.8	13m @ 0.8 g/t
NKRC20-043	64	104	5.5	40m @ 5.5 g/t

Note: Intervals indicated are not true widths as there is insufficient geologic information to calculate true widths. However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

  Akwasiso - located 5km north east of the processing plant, currently being mined, targeting extensions of the ore body to the north and south as well as upgrading of inferred resources.  The JV drilled 4,534m of RC drilling and DD which was completed in Q2 2020. For additional details on drilling results, refer to the Company's news release dated June 25, 2020. Results are currently being incorporated into new modeling and resource estimation programs with anticipated completion by Q1 2021.
  Miradani North (formerly referred to as Tontokrom) - this target is located 10km south-west of the processing plant and was drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. Following resolution of a previously disclosed boundary dispute with a local miner, a Phase 2 12-hole drill program totaling 3,600m of DD and RC drilling commenced in Q3 2020.  This drill program aims to provide a nominal 80 x 80m appraisal of potential mineralization along strike and down dip from previous 2019 drilling.  A Phase 3 program of in-fill drilling to a 40 x 40m spacing is currently being considered for Q4 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three and nine months ended September 30, 2020 and 2019.

(in thousands of US dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Share of net earnings (loss) related to joint venture	5,587	(126,047)	40,468	(126,264)
Service fee earned as operators of joint venture	1,234	1,488	3,677	3,740
General and administrative expenses	(5,183)	(3,199)	(11,415)	(9,460)
Income (loss) from operations and joint venture	1,638	(127,758)	32,730	(131,984)
Finance income	1,571	214	7,062	736
Finance expense	(12)	(19,977)	(35)	(15,470)
Foreign exchange gain (loss)	8	5	(52)	(5)
Net income (loss) and comprehensive income (loss) for the period	3,205	(147,516)	39,705	(146,723)

Income (loss) per share:
Basic	0.01	(0.65)	0.18	(0.65)
Diluted	0.01	(0.65)	0.18	(0.65)

Weighted average number of shares outstanding:
Basic	223,648,336	225,902,646	223,474,084	225,839,725
Diluted	225,939,861	225,902,646	224,768,772	225,839,725

Share of net earnings (loss) related to joint venture

As the Company equity accounts for its interest in the JV, the Company recognized its 45% interest in the net earnings of the JV in the amounts of $5.6 million and $40.5 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - share of net earnings of $2.3 million and $2.1 million, respectively, before considering the impact of the impairment of the Company's equity investment in the JV).

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.2 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three and nine months ended September 30, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million) and $4.6 million (less withholding taxes of $0.9 million), respectively.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

During the three and nine months ended September 30, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.1 million) and $4.5 million (less withholding taxes of $0.8 million), respectively.

General and administrative expenses

G&A expenses for the three and nine months ended September 30, 2020 and 2019 comprised:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(3,922)	(2,227)	(7,548)	(6,474)
Office, rent and administration	(170)	(191)	(557)	(562)
Professional and legal	(311)	(150)	(835)	(329)
Share-based payments	(497)	(390)	(1,476)	(1,283)
Travel, marketing, investor relations and regulatory	(243)	(217)	(876)	(754)
Depreciation and other	(40)	(24)	(123)	(58)
Total G&A expense	(5,183)	(3,199)	(11,415)	(9,460)

G&A expenses in Q3 2020 were $2.0 million higher than Q3 2019 primarily due to non-recurring costs associated with the intended closure of the Company's Johannesburg office, a $0.2 million increase in professional fees and a $0.1 million increase in share-based compensation expense.

G&A expenses for the nine months ended September 30, 2020 were $2.0 million higher than the same period in 2019, predominantly due to non-recurring costs associated with the intended closure of Company's Johannesburg office. In addition, legal and professional fees were $0.5 million higher in 2020 due to costs associated with filing the base shelf prospectus and At-the-Market ("ATM") offering in Q2 2020 (see section "7. Liquidity and capital resources"), while share-based payments expense ($0.2 million increase) and marketing and investor relation costs ($0.1 million increase) were also higher in 2020 compared to 2019.

Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV (which has no fixed redemption date) and interest earned on cash balances. For the three and nine months ended September 30, 2020, the Company recognized a positive fair value adjustment of $1.4 million and $6.6 million, respectively, on changes in the fair value of the Company's preferred share investment in the JV.

During the three and nine months ended September 30, 2019, the Company recorded $0.2 million and $0.7 million of finance income, respectively, which was primarily related to changes in carrying values of the Company's preferred share investments in the JV.

Finance expense

Finance expense for the three and nine months ended September 30, 2020 includes interest on lease liabilities and banking fees.

During the three and nine months ended September 30, 2019, the Company recorded $20.0 million and $15.5 million of finance expense, respectively, which was primarily related to fair value adjustments on the Company's preferred share investment in the JV associated with the AGM LOM plan update. The downward fair value adjustment was a result of a change in the estimated timing of the cash flows expected to be distributed by JV. There was no change to the face value of the preferred shares.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

5. Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share and adjusted basic and diluted income (loss) per share1, the totals in the following table are presented in thousands of US dollars.

	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Share of net earnings (loss) related to joint venture	5,587	14,347	20,534	-	(126,047)	6,135	(6,352)	(1,306)
Service fee earned as operators of joint venture	1,234	1,221	1,222	1,223	1,488	1,126	1,126	1,117
General and administrative expenses	(5,183)	(3,558)	(2,674)	(2,368)	(3,199)	(3,456)	(2,805)	(3,200)
Income (loss) from operations and joint venture	1,638	12,010	19,082	(1,145)	(127,758)	3,805	(8,031)	(3,389)
Other income (expenses)	1,567	2,684	2,724	(20,060)	(19,758)	2,302	2,717	2,514
Income tax recovery	-	-	-	-	-	-	-	8
Net income (loss) for the period	3,205	14,694	21,806	(21,205)	(147,516)	6,107	(5,314)	(867)
Basic and diluted income (loss) per share	$0.01	$0.07	$0.10	($0.09)	($0.65)	$0.03	($0.02)	$0.00
Adjusted net income (loss) for the period attributable to common shareholders [2]	3,205	14,694	21,806	941	793	6,107	(5,314)	(867)
Adjusted basic and diluted income (loss) per share attributable to common shareholders [2]	$0.01	$0.07	$0.10	$0.00	$0.00	$0.03	($0.02)	$0.00

Commencing in Q3 2018, the Company has been recognizing its 45% interest in the net earnings (loss) after tax of the JV for each quarter.

Since Q4 2018, other income has included fair value adjustments on the Company's preferred share investments in the JV.

In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company's share of the net loss related to the joint venture. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM LOM plan which was presented as finance expense.

The increase in net earnings related to the JV during 2020 was primarily due to higher realized gold prices.

6. Outlook

COVID-19 Update and Response

Amid the current COVID-19 global pandemic, the Company and the JV have taken precautionary measures to ensure the health and safety of its employees, contractors and local communities in which the AGM operates.

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM recently procured a PCR testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, on-site accommodations have been modified to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM's operations have been able to continue uninterrupted in all material respects with all confirmed cases cleared and those employees resuming normal duties after completing a two-week regulatory isolation.  The Company's offices in Vancouver and Accra are observing local regulations and, along with the Johannesburg team, continue to support the AGM's operations.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The Company's Johannesburg office remains closed, and staff are working remotely.

The AGM has continued to build its supply chain and has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

At this time, the AGM is on track to deliver its 2020 production guidance as described below while AISC2 is expected to slightly exceed the cost guidance range of $1,000 to $1,100 per ounce, as certain factors continue to put pressure on cost performance (as described below).

2020 Guidance for the Asanko Gold Mine (100% basis)

In 2020, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC2 of $1,000 to $1,100/oz. AISC2 includes budgeted sustaining capital expenditures of $11 million (spend to date: $11.5 million), primarily for a planned tailings storage facility lift of $7 million (spend to date: $9.2 million). Year-to-date AISC2 remained in line with the Company's guidance range, however, cost guidance is expected to slightly exceed the range of $1,000 to $1,100 per ounce. Current cost pressures include higher royalty expense associated with higher realized gold prices (approximately $30 incremental per ounce), higher sustaining capital expenditures associated with design changes to the raise of the tailings dam as well as additional costs associated with the JV's COVID-19 mitigation measures.

As previously communicated, production during Q3 2020 declined as compared to production achieved in the first half of 2020. With year to date gold production of 184,333 ounces, the Company is well on-track to meet production guidance for 2020. The mine plan in Q4 2020 will continue to source ore primarily from the lower grade Esaase and Akwasiso pits. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Development capital is forecast at $24.0 million (spend to date: $21.0 million), primarily for the Tetrem village relocation. In addition, $17.1 million was budgeted for exploration (spend to date: $14.6 million), mainly around the highly prospective Miradani mineralized trend.

2020 Guidance	FY 2019 (Actual)	FY 2020 (Guidance)	FY 2020 (Forecast)	Q3 2020 (Actual)	YTD 2020 (Actual)
Gold production (oz)	251,044	225,000 - 245,000	~245,000	48,974	184,333
AISC[2] ($/oz)	1,112	1,000 - 1,100	~1,150	1,488	1,094

______________________________________
2  See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the September 30, 2020 and December 31, 2019 balances below, unless otherwise noted, do not include any assets or liabilities of the JV.

	September 30, 2020	December 31, 2019
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	63,489	31,109
Other current assets	3,931	4,691
Non-current assets	118,216	108,704
Total assets	185,636	144,504

Current liabilities	3,941	2,317
Non-current liabilities	930	930
Total liabilities	4,871	3,247

Working capital	63,479	33,483

Total equity	180,765	141,257
Total common shares outstanding	224,060,106	225,098,810
Total options outstanding	9,160,238	12,568,362

Key financial ratios
Current ratio	17.11	15.45
Total liabilities -to-equity	0.03	0.02

The Company held cash and cash equivalents of $63.5 million and $2.9 million in receivables as at September 30, 2020.

Subsequent to the JV transaction with Gold Fields ("JV Transaction"), other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

Normal course issuer bid

On November 12, 2019, the Company received approval from the TSX to commence the NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares on that date. Purchases pursuant to the NCIB are made on the open market through the facilities of the TSX and NYSE.

All common shares purchased by the Company under the NCIB are purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE and applicable securities laws. All common shares acquired by the Company under the NCIB are cancelled and purchases will continue to be funded out of the Company' working capital. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time in accordance with applicable securities laws. The NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier in accordance with applicable securities laws if it feels it is appropriate to do so.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE will be subject to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchase" exemptions under applicable TSX and NYSE policies.

During the three months ended September 30, 2020, the Company did not repurchase any common shares under the NCIB program. During the nine months ended September 30, 2020, the Company repurchased and cancelled a total of 2,758,063 common shares under the NCIB program for $2.3 million (average acquisition price of $0.83 per share). Since inception of the NCIB in Q3 2019, the Company has repurchased and cancelled a total of 3,866,983 common shares for $3.3 million (average acquisition price of $0.84 per share).

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The

Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with the Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as to represent 9.9% of the common shares issued under the Offering, if any.

As of September 30, 2020, the Company had not issued any common shares under the Offering.

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.03 as at September 30, 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

Commitments

The following table summarizes the Company's contractual obligations as at September 30, 2020 and December 31, 2019. Note the following table excludes commitments and liabilities of the JV for both periods presented.

					Total	Total
(in thousands of US dollars)	Within 1 year	2 - 3 years	4 -5 years	Over 5 years	September 30, 2020	December 31, 2019
Accounts payable and accrued liabilities	3,854	-	-	-	3,854	1,649
Long-term incentive plan (cash-settled
awards)	850	480	-	-	1,330	1,001
Corporate office leases	118	252	256	-	626	823
Total	4,822	732	256	-	5,810	3,473

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $6.8 million.  Subsequent to period end, the Company provided an additional parent company guarantee related to the unfunded portion of the AGM's reclamation bond for the Esaase deposit in the amount of $0.5 million.

During Q3 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. Obligations under the corporate office space lease agreement have been included in the table above.

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	(3,406)	(1,319)	(6,284)	(4,428)
Operating activities	(2,984)	(3,539)	(4,845)	(7,159)
Investing activities	174	10,030	37,902	10,110
Financing activities	1,339	322	(650)	322
Impact of foreign exchange on cash and cash equivalents	11	1	(27)	4
(Decrease) increase in cash and cash equivalents during the period	(1,460)	6,814	32,380	3,277
Cash and cash equivalents, beginning of period	64,949	6,821	31,109	10,358
Cash and cash equivalents, end of period	63,489	13,635	63,489	13,635

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

Cash provided by operating activities

During Q3 2020, the Company utilized cash flows in operations of $3.0 million, net of cash inflows in working capital of $0.4 million (Q3 2019 - utilized cash flows in operations of $3.5 million, net of cash outflows in working capital of $2.2 million). In Q3 2020, cash inflows of $0.4 million from non-cash working capital were primarily the result of a $1.2 million increase in accounts payable and accruals, partly offset by a $0.8 million increase in prepaid expenses.

During the nine months ended September 30, 2020, the Company utilized cash flows from operations of $4.8 million, net of cash inflows in working capital of $1.4 million (nine months ended September 30, 2019 - operating cash flows utilized of $7.2 million, net of cash outflows in working capital of $2.7 million). For the nine months ended September 30, 2020, cash inflows of $1.4 million from non-cash working capital were primarily the result of a $1.6 million decrease in receivables and $0.5 million increase in accounts payable and accruals, partly offset by a $0.7 million increase in prepaid expenses.

Cash from (used in) investing activities

During the three months ended September 30, 2020, the Company generated cash of $0.2 million through investing activities primarily from earning interest on cash balances.

During the nine months ended September 30, 2020, the Company generated cash of $37.9 million through investing activities as the Company received $37.5 million in distributions from the JV in the form of preference share redemptions while earning $0.5 million of interest on cash balances.

During the three and nine months ended September 30, 2019, the Company generated cash of $10.0 million and $10.1 million, respectively, as a result of a $10.0 million payment received from Gold Fields in connection with the JV Transaction and $0.1 million of interest earned on cash balances.

Cash used in financing activities

During the three and nine months ended September 30, 2020, $1.3 million of cash was generated and $0.7 million was used in financing activities, respectively, compared to the same periods in 2019 during which $0.3 million of cash was generated by financing activities due to the exercise of share-based options.

During the three months ended September 30, 2020, cash provided by financing activities of $1.3 million related to proceeds received upon exercise of share-based options which was partly offset by lease payments on corporate office space.

During the nine months ended September 30, 2020, cash used in financing activities of $0.7 million related to $2.3 million of share repurchases under the Company's NCIB and $0.1 million in lease payments on corporate office space. These factors were partly offset by $1.7 million of proceeds received upon exercise of share-based options.

8. Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Total production costs 4 5 6	62,798	50,721	148,692	141,894
Share-based payment expense included in production costs	(444)	(147)	(829)	(259)
By-product revenue	(256)	(213)	(686)	(593)
Total operating cash costs	62,098	50,361	147,177	141,042
Royalties and production taxes	5,035	4,559	15,351	12,306
Total cash costs	67,133	54,920	162,528	153,348
Gold ounces sold	53,975	63,009	183,152	182,767
Operating cash costs per gold ounce sold ($/ounce)	1,150	799	804	772
Total cash costs per gold ounce sold ($/ounce)	1,244	872	887	839

4 For the three and nine months ended September 30, 2019, total production costs exclude a provision for a one-time contract termination fee.

5 For the three and nine months ended September 30, 2020, total production costs include a gain recognized on the derecognition of a mining contractor services agreement.

6 For the three and nine months ended September 30, 2020, total production costs exclude one-time severance charges .

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	67,133	54,920	162,528	153,348
General and administrative expenses - JV	2,223	2,135	5,727	5,008
Sustaining capital expenditures	3,562	728	11,544	5,189
Sustaining capitalized stripping costs	3,392	10,261	7,455	33,670
Reclamation cost accretion	126	201	376	631
Sustaining lease payments	3,708	5,479	12,091	13,269
Interest on lease liabilities	149	592	636	1,510
All-in sustaining cost	80,293	74,316	200,357	212,625
Gold ounces sold	53,975	63,009	183,152	182,767
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,488	1,179	1,094	1,163
Average realized price per gold ounce sold ($/ounce)	1,862	1,443	1,673	1,343
All-in sustaining margin ($/ounce)	374	264	579	180
All-in sustaining margin	20,187	16,634	105,972	32,898

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $0.1 million and $0.3 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $0.1 million and $0.1 million, respectively).

For the three and nine months ended September 30, 2020, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.2 million and $3.9 million, respectively, which excludes non-cash share-based compensation expense of $0.5 million and $1.5 million, respectively, depreciation expense  and one-time severance charges (three and nine months ended September 30, 2019 - G&A expenses, net of the JV service fee, of $1.3 million and $4.4 million which excludes non‐cash share‐based compensation expense of $0.4 million and $1.3 million, respectively).

The Company's attributable gold ounces sold for the three and nine months ended September 30, 2020 was 24,289 and 82,418, respectively (three and nine months ended September 30, 2019 - 28,354 and 74,678 ounces, respectively), resulting in additional all-in sustaining cost for the Company of $49/oz and $47/oz for these periods, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three and nine months ended September 30, 2019 - $46/oz and $59/oz, respectively).

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Investing cash flows of the AGM	18,972	26,655	46,854	50,430
Less:
Sustaining capitalized stripping costs	(3,392)	(10,261)	(7,455)	(33,670)
Non-sustaining capital expenditures	(14,242)	(5,240)	(28,460)	(13,368)
Change in AP related to capital expenditures not included in AISC	2,155	(10,768)	391	1,581
Interest income received	69	342	214	216
Total sustaining capital expenditures	3,562	728	11,544	5,189

The majority of the non-sustaining capital expenditures during the three and nine months ended September 30, 2020 related to the relocation of a village near the Esaase deposit and E&E expenditures on the Abore, Adubiaso and Akwasiso tenements.

8.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019. All adjustments are shown net of estimated tax.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) for the period	3,205	(147,516)	39,705	(146,723)
Interest in impairment of AGM	-	128,338	-	128,338
Change in fair value of preferred shares related to updated LOM plan	-	19,971	-	19,971
Adjusted net income (loss) for the period	3,205	793	39,705	1,586
Basic weighted average number of common share outstanding	223,648,336	225,902,646	223,474,084	225,839,725
Diluted weighted average number of common share outstanding	225,939,861	225,902,646	224,768,772	225,839,725
Adjusted net income (loss) per share - basic and diluted	$0.01	$0.00	$0.18	$0.01

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019. All adjustments are shown net of estimated income tax.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars )	$	$	$	$
Net income for the period	3,205	(147,516)	39,705	(146,723)
Add back:
Depreciation and depletion	(40)	(24)	(123)	(58)
Finance income	(1,571)	(214)	(7,062)	(736)
Finance expense	12	19,977	35	15,470
EBITDA for the period	1,606	(127,777)	32,555	(132,047)
Add back (deduct):
Non-cash share based compensation	(497)	(390)	(1,476)	(1,283)
Share of net (earnings) loss related to joint venture	(5,587)	126,047	(40,468)	126,264
Galiano's attributable interest in JV Adjusted EBITDA	10,956	11,561	54,115	28,022
Adjusted EBITDA for the period	6,478	9,441	44,726	20,956

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
JV net income for the period	12,426	5,096	89,972	4,615
Add back:
JV depreciation and depletion	14,803	24,665	40,486	64,840
JV Finance income	(64)	(89)	(223)	(215)
JV Finance expense	890	3,913	2,112	7,810
JV Deferred income tax recovery	-	(1,823)	-	-
JV EBITDA for the period	28,055	31,762	132,347	77,050
Add back (deduct):
JV Mining contractor lease payments (capitalized leases)	(3,708)	(6,071)	(12,091)	(14,779)
JV Adjusted EBITDA for the period	24,347	25,691	120,256	62,271
Galiano's attributable interest in JV Adjusted EBITDA for the period	10,956	11,561	54,115	28,022

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner holds 137.4 million preferred shares as at September 30, 2020, after redemptions paid by the JV in 2019, Q1 2020 and Q2 2020) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

8.5 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities before working capital changes	28,422	30,177	129,209	75,977
Net change in working capital	(9,896)	15,393	(24,884)	(1,042)
Cash flows from operating activtities	18,526	45,570	104,325	74,935
Less:
Cash flows used in investing activities	(18,972)	(26,655)	(46,854)	(50,430)
Mining contractor lease payments (capitalized leases)	(3,708)	(5,050)	(12,091)	(9,405)
Free Cash Flow for the period	(4,154)	13,865	45,380	15,100

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,228,522 common shares of the Company issued and outstanding and 8,991,822 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 233,220,344.

10. Related party transactions

As at September 30, 2020, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2020, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at September 30, 2020, the Company had a $2.7 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2019 - $4.2 million).

11. Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019. Additionally, there were no new judgments and estimates applied in preparing the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted January 1, 2020

There were no new standards effective January 1, 2020 that had an impact on the condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2020 that are expected to have a material effect on the Company's financial statements in the future.

12. Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three and nine months ended September 30, 2020. These risks, and the risk factors disclosed below, could materially affect the Company's business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Coronavirus

The recent outbreak of COVID-19 has had a negative impact on global financial conditions. COVID-19 emerged in Wuhan, China and has now spread to several other countries, including Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. On August 30, 2020, the President of Ghana announced the reopening of the Kotoka International Airport to passenger travel effective September 1, 2020. To date, mining, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

At this time, the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

13. Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended September 30, 2020, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14. Qualified person

The exploration information in this MD&A has been reviewed and approved by Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news releases dated June 25, 2020, July 6, 2020 and September 8, 2020, and filed on the Company's SEDAR profile at www.sedar.com.  All other technical content in this MD&A has been approved by Mr. Mike Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Galiano Gold Inc. Both Dr. Klipfel and Mr. Begg are "Qualified Persons" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15. Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);
  the realization of Mineral Reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  the AGM' ability to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  unanticipated reclamation expenses;
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the recent outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors;
  as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;
  the Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;
  shareholders of the Company may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of their common shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
  risks related to the market price of common shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to Galiano's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws; and
  the risk factors described under the heading "Risk Factors" in the Company's annual information form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), will be required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the  MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.